UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from              to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2009

MBIA INC.

401(k) PLAN

INDEX

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008	4

Notes to Financial Statements	5-16

Supplemental Schedule:
Schedule H – Line 4i -Schedule of Assets (Held at End of Year) as of December 31, 2009	17-18

Signatures	19

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	20

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of MBIA Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Salibello & Broder LLP

June 21, 2010

New York, New York

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	December 31, 2009	December 31, 2008
Investments, at fair value: (Note 4)
Mutual funds and commingled fund	$61,653,796	$45,494,819
Common stock	2,716,277	2,833,849
Participant loans	626,787	606,635

Net assets available for benefits, at fair value	64,996,860	48,935,303

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	159,381	513,856

Net assets available for benefits	$65,156,241	$49,449,159

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	For the Years Ended December 31,
	2009	2008
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 4)	$11,689,802	$(36,497,427)
Interest and dividends	1,218,769	1,951,913

Net investment income (loss)	12,908,571	(34,545,514)

Contributions:
Employees	4,813,957	5,391,102
Employer	2,612,365	2,952,401

Total contributions	7,426,322	8,343,503

Other	227,313	—

Total additions	20,562,206	(26,202,011)

Deductions:
Deductions from net assets attributed to:
Benefit distributions	4,855,124	15,238,743

Net increase (decrease)	15,707,082	(41,440,754)

Net assets available for benefits:
Beginning of year	49,449,159	90,889,913

End of year	$65,156,241	$49,449,159

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. Participants may request loans from their accounts in accordance with established guidelines.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. At January 1, 2008, the participants of the Plan had the option to direct their investment into one or more of thirty-two funds (twenty-one Fidelity funds, two Baron Asset Management Company, Inc. (“Baron”) funds, two Pacific Investment Management Company LLC (“PIMCO”) funds, one Van Kampen Investments fund, one Morgan Stanley Investment Management fund, one Allianz Global Investors fund, one Davis Advisors fund, one Royce & Associates, LLC fund, one Cohen and Steers Realty Shares, Inc. fund and the Employer common stock). During 2008, the Plan added one Dodge & Cox Funds fund and removed one Fidelity fund. During 2009, the Plan added one Fidelity fund, one DWS Investments fund, one PIMCO fund, and Fidelity BrokerageLink, which allows participants to establish a brokerage account and select investments from a range of Fidelity and non-Fidelity mutual funds through brokerage services provided by Fidelity, bringing the number of investment options available to the participants to thirty-six at December 31, 2009. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Effective January 1, 2009, the Plan’s vesting methodology was amended to change the vesting calculation from an “hours calculation” methodology, whereby participants were required to complete 1,000 hours of service during the Plan year to that of an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2009 and 2008, $38,410 and $84,331, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2009 and 2008 was $37,498 and $7,563, respectively.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by 50% of the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

During 2009, the Company amended the Plan to comply with the 2006 Pension Protection Act and with final regulations issued by the Internal Revenue Service (“IRS”) under Section 415 of the Internal Revenue Code (the “Code”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).

Significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

The Plan’s investments, including its investments in a commingled fund, which holds fully benefit-responsive investments contracts, are stated at fair value.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investments contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, transfers in or loan repayments made by participants plus interest and dividends, less withdrawals, transfers out or loan initiations by participants. The statements of net assets available for benefits present the fair value of a commingled fund holding investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at each year end. Investment in the commingled fund is stated at fair value as determined by the issuer based on the value of the underlying investments. The Plan’s common stock is stated at fair value based on the last reported sales price on the last business day of the year.

Participant loan balances are stated at amortized cost, plus accrued interest, which approximates fair value. Loans outstanding are reflected as assets of the Plan.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 4% and 6% of the net assets available for benefits at December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employee’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets. Employee loan fees are paid from the participants accounts.

Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) under Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC 820”). Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date.

FASB ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is the greatest for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. There have been no changes in the valuation methodologies or inputs used at December 31, 2009 and 2008.

The Plan adopted the accounting guidance related to the fair value option for financial assets and financial liabilities effective January 1, 2008. These provisions have been incorporated into ASC Topic 825, “Financial Instruments” (“FASB ASC 825”). FASB ASC 825 provides for an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. FASB ASC 825 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The adoption of FASB ASC 825 had no impact on the Plan’s net assets available for benefits as of December 31, 2009 and 2008, respectively, or changes in net assets available for benefits for the years then ended.

Relevant Accounting Developments

In July 2009, the FASB launched the FASB ASC to become the sole source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. All other accounting literature not included in FASB ASC will be considered non-authoritative. The adoption of this guidance, as incorporated into FASB ASC Topic 105, “Generally Accepted Accounting Principles,” in 2009 did not have an impact on the Plan’s financial statements other than changing references to authoritative GAAP literature.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-06, “Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities,” (“ASU 2009-06”). ASU 2009-06, which has been incorporated into FASB ASC Topic 740, “Income Taxes” (“FASB ASC 740”), provides additional implementation guidance on the accounting for uncertainty in income taxes and eliminates certain disclosure requirements for nonpublic entities. The Plan evaluates each tax

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

position individually using the recognition and measurement criteria established in FASB ASC 740. That is, first, the Plan recognizes the financial statement benefit of a tax position if it determines that it is more-likely-than-not (i.e. a likelihood of more than 50 percent), based on the technical merits, that the position will be sustained on examination. Then, the Plan measures the amount of benefit derived from such tax position as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the tax benefit recognized and measured according to the aforementioned criteria is an unrecognized tax benefit for which a liability is created (and an expense is recorded). The Plan classifies interest and penalties associated with the liability for unrecognized tax benefits as income tax expense. The Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006. The Plan’s adoption of the guidance established under FASB ASC 740 did not have an impact on its financial statements.

In April 2009, the FASB issued guidance that amends fair value measurements and disclosures for determining the fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. This guidance, as incorporated into FASB ASC 820, provides additional guidance to highlight and expand on the factors that should be considered when there has been a significant decrease in market activity for a financial asset or financial liability being measured. The accounting guidance also provides additional factors that entities should consider to determine whether events or circumstances indicate that a transaction is or is not orderly. The adoption of this guidance in 2009 did not have an impact on the Plan’s financial statements.

In May 2009, the FASB issued accounting guidance for subsequent events (subsequently amended in February 2010) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this accounting guidance, as incorporated into FASB ASC Topic 855, “Subsequent Events,” in 2009 did not have an impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” (“ASU 2009-12”). ASU 2009-12 permits as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in ASU 2009-12 on the basis of net asset value per share of the investment without further adjustments, provided that certain conditions are met. ASU 2009-12 also requires disclosures by major category of investment that is within the scope of the amendments in ASU 2009-12 about the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of the provisions of ASU 2009-12, as incorporated into FASB ASC 820, in 2009 did not have a material impact on the Plan’s financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”). ASU 2010-06 provides that a reporting entity should disclose separately the amounts of significant transfers in and out of Levels 1 and 2 and to describe the reasons for the transfers. Also, it provides that in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, it clarifies existing disclosures about fair value measurements by requiring that such disclosures be made for each class of assets and liabilities. Finally, this accounting standard update clarifies that the disclosures about the valuation techniques and inputs used to measure fair value are required for fair value measurements that fall in either Level 2 or 3. The new disclosures and clarifications of existing disclosures are effective for plan annual periods beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for the Plan annual periods beginning January 1, 2011. The Plan is evaluating the future impact of these new disclosures and clarifications of existing disclosures.

Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were issued.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

4. Investments

The Plan’s investments at fair value as of December 31, 2009 and 2008 are presented in the following table:

	December 31, 2009		December 31, 2008
Common Stock:
MBIA Inc.	$2,716,277		$2,833,849	*
Mutual Funds:
Fidelity Puritan Fund	1,712,808		1,311,786
Fidelity Magellan Fund	2,965,476		1,914,168
Fidelity Growth Company Fund	5,906,212	*	3,675,995	*
Fidelity Intermediate Bond Fund	3,410,051	*	2,452,624
Fidelity Value Fund	2,657,039		1,720,733
Fidelity Overseas Fund	4,764,440	*	3,779,135	*

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

Fidelity Blue Chip Growth Fund	2,784,872		2,495,480	*
Fidelity Spartan U.S. Equity Index Fund	5,998,466	*	4,604,583	*
Fidelity Spartan Extended Market Index Fund	197,801		76,470
Fidelity Low-Priced Stock Fund	1,027,114		692,268
Fidelity Freedom Income Fund	284,644		227,654
Fidelity Freedom Fund 2010	1,822,700		1,471,678
Fidelity Freedom Fund 2015	1,272,796		895,012
Fidelity Freedom Fund 2020	2,172,402		1,442,144
Fidelity Freedom Fund 2025	2,371,979		1,611,249
Fidelity Freedom Fund 2030	1,611,724		1,104,096
Fidelity Freedom Fund 2035	864,677		335,618
Fidelity Freedom Fund 2040	592,100		284,285
Fidelity Freedom Fund 2045	329,917		197,899
Fidelity Freedom Fund 2050	83,655		31,948
Fidelity Retirement Money Market Portfolio	18		—
Deutsche Cash Management Fund Institutional Class	54,363		—
Baron Asset Fund	1,484,311		1,123,420
Baron Growth Fund	1,843,020		1,306,654
Van Kampen International Growth Fund	1,581,700		1,097,088
PIMCO High Yield Institutional Fund	2,429,623		662,240
PIMCO Total Return Institutional Fund	208,681		—
Morgan Stanley Inst. International Equity Fund	716,581		652,425
Cohen and Steers Realty Shares, Inc. Fund	308,398		49,101
Davis New York Venture Fund	255,978		141,614
Royce Opportunity Fund	312,981		87,425
Allianz NFJ Dividend Value Fund	329,343		342,973
Dodge and Cox International Stock Fund	726,825		180,972
Commingled Fund:
Fidelity Managed Income Portfolio Fund**	8,571,101	*	9,526,082	*
Participant Loans***	626,787		606,635

	$64,996,860		$48,935,303

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets as of the respective year end date.
**	Contract value totaled $8,730,482 at December 31, 2009 and $10,039,938 at December 31, 2008.
***	Interest rates range from 5.25% to 11.5%. Maturity dates range from January 29, 2010 to October 12, 2019.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

The Plan’s net appreciation (depreciation) in fair value of investments for the years ended December 31, 2009 and 2008 was as follows:

	Years Ended December 31,
	2009	2008
Investments:
Mutual funds	$11,577,462	$(26,608,726)
Common stock	112,340	(9,888,701)

Net appreciation (depreciation) in fair value	$11,689,802	$(36,497,427)

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$13,119,402	$—	$—	$13,119,402
Fixed income funds	6,048,355	—	—	6,048,355
Growth funds	16,565,591	—	—	16,565,591
Blended funds	4,356,423	—	—	4,356,423
Value funds	6,742,276	—	—	6,742,276
Index funds	6,196,267	—	—	6,196,267
Other funds	54,381	—	—	54,381

Total mutual funds	53,082,695	—	—	53,082,695
Commingled fund	—	8,571,101	—	8,571,101
Common stock	2,716,277	—	—	2,716,277
Participant loans	—	—	626,787	626,787

Total investment assets at fair value	$55,798,972	$8,571,101	$626,787	$64,996,860

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$35,968,737	$—	$—	$35,968,737
Commingled fund	—	9,526,082	—	9,526,082
Common stock	2,833,849	—	—	2,833,849
Participant loans	—	—	606,635	606,635

Total investment assets at fair value	$38,802,586	$9,526,082	$606,635	$48,935,303

The following table presents a reconciliation of the beginning and ending balances of Level 3 Plan’s investment assets for the year ended December 31, 2009 and 2008:

	Fair Value Measurement Using Significant Unobservable Input Years Ended December 31,
	2009	2008
Balance, beginning of year	$606,635	$751,018
Purchases, sales, issuances and settlements (net)	20,152	(144,383)

Balance, end of year	$626,787	$606,635

5. Investment in Commingled Fund

The Plan holds an investment in a commingled fund, specifically the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, money market funds and may include derivative instruments such as futures contracts and swap agreements to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The MIP is included in the Plan’s financial statements at contract value as described in Note 2. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

6. Tax Status

The IRS has advised that the Plan constitutes a qualified plan under Section 401(a) of the Code and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan obtained its latest determination letter on April 30, 2003 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was not amended timely to comply with certain provisions of the Code as well as with final regulations under certain sections of the Code. As a result, the Company submitted an application under the Voluntary Correction Program to the IRS, by which it communicated that the Company adopted all the required Plan amendments retroactively to the effective dates of the specific provisions contained in the amendments. Consequently, in the Company’s view, the Plan has continued to maintain is tax exempt status and is in compliance with all applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the Plan’s financial statements at December 31, 2009 and 2008 to Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$65,156,241	$49,449,159
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(159,381)	(513,856)

Net assets available for benefits per the the Form 5500	$64,996,860	$48,935,303

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008

The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan’s financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Net increase (decrease) in net assets available for benefits per the financial statements	$15,707,082	$(41,440,754)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	354,475	(397,999)

Net increase (decrease) in assets available for benefits per the Form 5500	$16,061,557	$(41,838,753)

8. Litigation

In January 2007, the Securities and Exchange Commission (“SEC”) filed and settled a civil action against the Company, alleging violations of the federal securities law. The litigation was settled for approximately $60 million. In May 2008, the SEC established a Fair Fund in accordance with Section 308(a) of the Sarbanes-Oxley Act. The size of the Fair Fund available to compensate harmed investors was approximately $60 million plus accrued interest less tax obligations, fees and expenses. The distribution of the settlement was completed during 2009 and the Plan’s portion of such settlement ($227,313) is included in “Other” in the Statement of Changes in Net Assets Available for Benefits.

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common Stock:
*	MBIA Inc.	Common stock		$2,716,277
	Mutual Funds:
*	Fidelity Puritan Fund	Mutual fund		1,712,808
*	Fidelity Magellan Fund	Mutual fund		2,965,476
*	Fidelity Growth Company Fund	Mutual fund		5,906,212
*	Fidelity Intermediate Bond Fund	Mutual fund		3,410,051
*	Fidelity Value Fund	Mutual fund		2,657,039
*	Fidelity Overseas Fund	Mutual fund		4,764,440
*	Fidelity Blue Chip Growth Fund	Mutual fund		2,784,872
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund		5,998,466
*	Fidelity Spartan Extended Market Index Fund	Mutual fund		197,801
*	Fidelity Low-Priced Stock Fund	Mutual fund		1,027,114
*	Fidelity Freedom Income Fund	Mutual fund		284,644
*	Fidelity Freedom Fund 2010	Mutual fund		1,822,700
*	Fidelity Freedom Fund 2015	Mutual fund		1,272,796
*	Fidelity Freedom Fund 2020	Mutual fund		2,172,402
*	Fidelity Freedom Fund 2025	Mutual fund		2,371,979
*	Fidelity Freedom Fund 2030	Mutual fund		1,611,724
*	Fidelity Freedom Fund 2035	Mutual fund		864,677
*	Fidelity Freedom Fund 2040	Mutual fund		592,100
*	Fidelity Freedom Fund 2045	Mutual fund		329,917
*	Fidelity Freedom Fund 2050	Mutual fund		83,655
*	Fidelity Retirement Money Market Portfolio	Mutual fund		18
	Deutsche Cash Management Fund Institutional Class	Mutual fund		54,363
	Baron Asset Fund	Mutual fund		1,484,311
	Baron Growth Fund	Mutual fund		1,843,020
	Van Kampen International Growth Fund	Mutual fund		1,581,700
	PIMCO High Yield Institutional Fund	Mutual fund		2,429,623
	PIMCO Total Return Institutional Fund	Mutual fund		208,681
	Morgan Stanley Inst. International Equity Fund	Mutual fund		716,581
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		308,398

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Davis New York Venture Fund	Mutual fund		255,978
	Royce Opportunity Fund	Mutual fund		312,981
	Allianz NFJ Dividend Value Fund	Mutual fund		329,343
	Dodge and Cox International Stock Fund	Mutual fund		726,825

	Commingled Fund:
*	Fidelity Managed Income Portfolio Fund	Commingled fund		8,571,101

	Participant Loans	Interest rates: 5.25% to 11.5%; Maturity dates: January 29, 2010 to October 12, 2019		626,787

	Total			$64,996,860

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: June 21, 2010	/S/ C. EDWARD CHAPLIN
C. Edward Chaplin
Vice President
Chief Financial Officer

Date: June 21, 2010	/S/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator